FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  March

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

1 March 2010

GRUPO FINANCIERO HSBC, S.A. DE C.V.

FOURTH QUARTER 2009 FINANCIAL RESULTS – HIGHLIGHTS

•	Total operating income before loan impairment charges for the year ended 31 December 2009 was MXN34,620 million, down by MXN5,313 million or 13.3 per cent compared with MXN39,933 million in 2008.

•	Net income for the year ended 31 December 2009 was MXN1,554 million, down by MXN2,556 million or 62.2 per cent compared with MXN4,110 million in 2008.

•	Profit before tax for the year ended 31 December 2009 was MXN134 million, down by MXN3,742 million or 96.5 per cent compared with MXN3,876 million in 2008.

•	Net loans and advances to customers were MXN149.5 billion at 31 December 2009, down by MXN10.6 billion or 6.6 per cent compared with MXN160.1 billion at 31 December 2008.

•	Time and Demand deposits were MXN234.3 billion at 31 December 2009, down by MXN26.9 billion or 10.3 per cent compared with MXN261.2 billion at 31 December 2008.

•	Return on equity was 3.7 per cent for year ended 31 December 2009, compared with 11.0 per cent for 2008.

•	The cost:efficiency ratio was 62.7 per cent for the year ended 31 December 2009, compared with 56.4 per cent for 2008.

•

Grupo Financiero HSBC received a capital injection of MXN8,954 million from HSBC Holdings plc in late 2009. At 31 December 2009, the bank’s capital adequacy ratio was 17.8 per cent. The tier 1 capital ratio was 13.8 per cent.

HSBC Mexico S.A. (the Bank) is Grupo Financiero HSBC, S.A. de C.V.’s (Grupo Financiero HSBC) primary subsidiary company and is subject to supervision by the Mexican Banking and Securities Commission. The Bank is required to file financial information on a quarterly basis (in this case for the quarter ended 31 December 2009) and this information is publicly available. Given that this information is available in the public domain, Grupo Financiero HSBC, S.A. de C.V. has elected to file this release.

Results are prepared in accordance with Mexican GAAP (Generally Accepted Accounting Principles).

Figures for the financial statements for 2008 have been reclassified for comparative purposes following changes in local accounting rules deployed in 2009.

Grupo Financiero HSBC, S.A. de C.V. is a 99.99 per cent directly owned subsidiary of HSBC Holdings plc (HSBC Group).

Overview

In 2009 economic activity in Mexico fell by 6.5 per cent as a result of the global economic crisis and the strong dependence on trade with the United States of America. This contraction is one of the most severe that the Mexican economy has experienced in decades. The situation was exacerbated by the H1N1 viral outbreak and the related economic shutdown in the first half of the year. The annual consumer price index rate continued to moderate, falling from 6.5 per cent in December 2008 to 3.6 per cent in December 2009. In response to the deterioration in economic conditions, the Central Bank of Mexico cut its overnight interest rate by 375 basis points during the first seven months of 2009 to 4.5 per cent by the end of the year. The exchange rate of the Mexican peso was volatile throughout the year, ending 2009 at 13.1 against the US dollar, compared to 13.8 at the end of 2008. Despite the difficult and volatile international environment, recent economic data has shown encouraging signs of improvement with GDP growth of 2.9 per cent and 2.0 per cent in the third and fourth quarters respectively.

Mexican banks implemented a number of government programmes to mitigate the effects of the economic slow-down and the impact of the H1N1 viral outbreak. Despite this difficult environment, the Mexican banking system remained strongly capitalized and highly liquid.

Grupo Financiero HSBC was impacted by the economic environment as margins reduced as a result of lower market interest rates. It was also affected by the combination of portfolio seasoning, which followed expansion in market share in previous years, and increased delinquencies in secured and unsecured personal lending products.

As a result Grupo Financiero HSBC redefined its goals and plans for 2009 focussing on a conservative strategy to prioritise risk appetite and reinforce collections efforts. This began to show results in the second half of the year, with improved liquidity, capital strength and cost control. Cost control was achieved despite incurring additional infrastructure and systems investment costs designed to improve the quality of service to customers.

Additionally, during the year credit origination models were reassessed and special emphasis placed on monitoring the credit quality of customers by offering several refinancing programmes to support them during the difficult economic conditions.

In December 2009 a capital injection for MXN8,954 million was completed. In addition the bank issued MXN3,917 million of subordinated debentures to strengthen the Tier 2 capital base which further improved the total capital ratio and liquidity levels of the bank.

These actions have placed Grupo Financiero HSBC on a solid platform to resume growth in the short to medium term.

Within this difficult environment Grupo Financiero HSBC’s net income for the year ended 31 December 2009 was MXN1,554 million, a decrease of MXN 2,556 million or 62.2 per cent compared to 2008. This decrease is largely due to a fall in net interest income and lower fee income. This was partially offset by a decrease in loan impairment charges, lower tax expense and tight cost control policies throughout the year.

Net interest income decreased by MXN3,969 million or 15.8 per cent in 2009 to MXN21,220 million compared to 2008. The reduction in net interest income was primarily due to the slowdown in economic activity, reduced risk appetite, decreased deposit margins and the cost of maintaining sound liquidity levels. In particular the consumer credit portfolio decreased 30.4 per cent compared with the same period last year, while deposits decreased 10.1 percent compared to 2008.

Loan impairment charges decreased by MXN409 million or 2.7 per cent in 2009 to MXN14,472 million compared to 2008. During the second half of the year, loan impairment charges were 35.9 per cent lower compared to the first half of 2009. A change in the methodology for calculating provisions for consumer loans was introduced by the regulator in the third quarter of 2009, with a subsequent decrease of MXN321 million in loan impairment charges. Additionally, there has been a focus on improved risk management, the strengthening of the collections operations and lower portfolio volumes to reduce loan impairment charges.

Net fee income was MXN9,705 million for the year ended 31 December 2009, a decrease of MXN1,659 million or 14.6 per cent compared to 2008. The economic slowdown had a negative effect in transaction volumes and consequently fee income generation, particularly from credit cards, payment and cash management services, account management and ATMs. In addition, tighter credit origination criteria affected credit card fee generation.

Trading income was MXN2,861 million for the year ended 31 December 2009, an increase of MXN302 million or 11.8 per cent compared to 2008. This positive performance was mainly driven by high volatility in the markets and strong performances in debt and derivative trading.

Administrative expenses were MXN21,697 million for the year ended 31 December 2009, a decrease of MXN808 million or 3.6 per cent compared to 2008. This was made possible by strict cost control actions implemented during the year, such as the branch rationalisation strategy which led to lower staff costs, together with the impact of the cancellation of a credit card cash back promotional facility in the latter part of 2008.

Net other income was MXN1,683 million for the year ended 31 December 2009, an increase of MXN354 million or 26.6 per cent compared to 2008. This is mainly due to non recurring derivative losses incurred as a result of counterparty default in 2008, mostly offset by non recurring income of MXN1,041 million from the sale of VISA Inc shares recorded in 2008.

The performance of our subsidiaries, principally HSBC Seguros, contributed MXN1,159 million of total net income, an increase of MXN95 million or 8.9 per cent compared to 2008. The performance was driven by lower claims and improved operational efficiency.

As a consequence of the economic conditions and the change in risk appetite, net loans and advances to customers were MXN149.5 billion at 31 December 2009, a decrease of MXN10.6 billion or 6.6 per cent compared to 31 December 2008. This decrease was driven by a reduction in consumer loans of 30.4 per cent.

Total impaired loans decreased by 22.5 per cent to MXN7,939 million at 31 December 2009 compared to 31 December 2008. Specifically, non-performing consumer loans decreased 41.4 per cent compared to 2008. Total impaired loans as a percentage of gross loans and advances to customers improved to 4.96 per cent from 5.92 per cent as at 31 December 2008.

Total loan loss allowances at 31 December 2009 were MXN10,447 million, a decrease of MXN2,415 million or 18.8 per cent compared to 31 December 2008.

The total coverage ratio (allowance for loan losses/impaired loans) was 131.6 per cent at 31 December 2009, compared to 125.5 per cent at 31 December 2008.

Total deposits decreased by 10.1 per cent to MXN238.5 billion at 31 December 2009 compared to 31 December 2008. Demand deposits were MXN127.8 billion, 8.7 per cent lower compared to 31 December 2008. The decrease in demand deposits is mainly as a consequence of the difficult economic conditions and strong competition to attract customer deposits. Total time deposits decreased MXN14.8 billion or 12.2 per cent compared to 31 December 2008 largely as a result of lower money market deposits as funding requirements decreased in line with the lower asset balances. Customer time deposits (excluding money market funds) increased 6.4 per cent to MXN105.4 billion. This increase is a result of new product offerings and the promotion of existing products.

In December 2009, Grupo Financiero HSBC shareholders approved a capital injection of MXN8,954 million which was subsequently injected to the bank. This capital increase further strengthened the bank’s capital position and as a consequence the bank’s capital adequacy ratio improved to 17.8 per cent at 31 December 2009. The Tier 1 capital ratio was 13.8 per cent.

Business Highlights

Personal Financial Services

During 2009, Personal Financial Services (PFS) implemented several strategies aimed at offering differentiated services and products to the target customer base. Part of the strategy to improve the quality of the customer experience is the renovation of the branch and ATM network. In the last year and a half, 345 branches have been refurbished under a new business model.

The consumer loan portfolio has continued to decline in line with a more conservative underwriting appetite and lower demand for credit.

Throughout the year PFS continued supporting its customers through offering different refinancing opportunities for consumer loan products, particularly credit cards and mortgages, in order to improve collections and offer payments solutions to customers to assist them during the difficult economic conditions.

Demand and time deposit volumes decreased during 2009 as a consequence of lower economic activity and strong market competition. In addition the elimination of foreign currency cash transactions in branches and the reduction in the branch network also contributed to lower deposit volumes. Nevertheless several strategies were implemented to mitigate these effects including reinforcing our existing products and launching new products, such as “Inversión Express”, launched in July 2009, which has been well received and has generated approximately 60,000 new accounts. At the same time, PFS continued to promote the “Cuenta Flexible HSBC” and “Cuenta Ahorro HSBC” products by providing incentives for customers to open accounts. In November, “Escudo Total HSBC" was launched, which is an insurance product that provides full coverage protection at no cost to the customer for our payroll and “Cuenta Flexible HSBC” products.

Commercial Banking

Commercial Banking achieved loan portfolio growth despite the challenging market conditions. Deposit volumes decreased slightly as a result of a drop in demand deposits. This was partially offset by increased time deposit volumes.

Repricing strategies were implemented in the fourth quarter of 2009 to business banking product offerings making them more competitive and attractive to customers. In addition, Commercial Banking is developing specialized teams to assist our business banking clients in the branch network.

The State and Municipality segment continued to show strong growth in both loans and deposits. This business segment holds great potential and will strengthen the bank’s national presence.

Throughout 2009, several initiatives were taken to promote our international business capabilities, including cross border customer referrals, with particular emphasis on business opportunities with China and the United States of America.

Global Banking and Markets

Global Markets reported record results in 2009 as a consequence of a favourable positioning of the bond and derivatives trading portfolios. Global Markets achieved several accomplishments during the year, including being ranked the third largest in terms of foreign exchange trading for corporate clients (Euromoney Survey) and the third largest government debt market maker for corporate and institutional clients according to the Market Makers Index from the Finance Ministry (Secretaria de Hacienda y Credito Publico).

Balance Sheet Management reported a record year. Active interest rate risk management within a volatile environment was mostly responsible for 2009 results.

For the third consecutive year, Debt Capital Markets (DCM) was able to maintain its third ranking position in the local market in the Country Debt Capital Markets League Tables. DCM achieved better results than in 2008 mainly as a result of debt refinancing and bond issuance transactions with corporate and public sector issuers.

Global Banking posted strong results during 2009 as a result of increased loan margins, strong fee revenues, strict cost discipline and strong asset quality. HSBC’s increased franchise penetration and leadership were recognized though various awards, including Debt House of the Year in Mexico by Latin Finance. Several deals in which HSBC played a leading role were selected as “Deals of the Year” by Latin Finance, including Grupo Bimbo (Best Corporate Issuer and Best Syndicated Loan) and Cemex (Best Loan Refinancing).

Project Finance, Asset Management and Securities Services contributed with major new business wins and are strongly positioned within their relevant markets.

About HSBC

Grupo Financiero HSBC, S.A. de C.V. is one of the leading financial groups in Mexico with 1,191 branches, 6,249 ATMs, approximately 7.6 million customer accounts and more than 19,200 employees. For more information, consult our website at www.hsbc.com.mx.

Grupo Financiero HSBC, S.A. de C.V. is a 99.99 per cent directly owned subsidiary of HSBC Holdings plc, and a member of the HSBC Group. With around 8,500 offices in 86 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa and assets of US$2,422 billion at June 30th 2009, HSBC is one of the world’s largest banking and financial services organisations. HSBC is marketed worldwide as ‘the world’s local bank’.

For further information contact:

London
Patrick McGuinness	Alastair Brown
Group Media Relations	Investor Relations
Telephone: +44 (0)20 7991 0111	Telephone: +44 (0)20 7992 1938

Mexico City
Roy Caple	Yordana Aparicio
Public Affairs	Investor Relations
Telephone: +52 (55) 5721 6060	Telephone: +52 (55) 5721 5192

Grupo Financiero HSBC, S.A. de C.V.	Consolidated Balance Sheet

	GROUP		BANK
Figures in MXN millions	31 Dec 2009	31 Dec 2008	31 Dec 2009	31 Dec 2008
Assets

Cash and deposits in banks	68,322	74,157	68,322	73,600

Margin accounts	3	3	3	3

Investment in securities	121,471	96,839	120,241	96,169
Trading securities	41,339	56,308	40,607	56,050
Available-for-sale securities	71,630	31,596	71,132	31,183
Held to maturity securities	8,502	8,935	8,502	8,936

Repurchase agreements	1,593	55	1,593	48

Derivative transactions	24,113	77,453	24,113	77,453

Performing loans
Commercial loans	76,091	75,502	76,091	75,502
Loans to financial intermediaries	6,951	9,484	6,951	9,484
Consumer loans	30,048	43,156	30,048	43,156
Mortgage loans	19,660	19,001	19,660	19,001
Loans to government entities	19,263	15,550	19,263	15,550
Total performing loans	152,013	162,693	152,013	162,693
Impaired loans
Commercial loans	1,745	2,114	1,745	2,114
Loans to government entities	-	2	-	2
Consumer loans	3,826	6,533	3,826	6,533
Mortgage loans	2,368	1,596	2,368	1,596
Total impaired loans	7,939	10,245	7,939	10,245
Gross loans and advances to customers	159,952	172,938	159,952	172,938
Allowance for loan losses	(10,447)	(12,862)	(10,447)	(12,862)
Net loans and advances to customers	149,505	160,076	149,505	160,076
Other receivable accounts	7,708	48,554	7,620	48,474
Foreclosed assets	174	97	174	97
Property, furniture and equipment, net	7,525	6,633	7,525	6,622
Long-term investments in equity securities	3,662	3,507	133	139
Deferred taxes	4,268	2,117	4,305	2,134
Goodwill	2,749	2,749	-	-
Other assets, deferred charges and intangibles	2,697	2,424	2,608	2,372
Total assets	393,790	474,664	386,142	467,187

	GROUP		BANK
Figures in MXN millions	31 Dec 2009	31 Dec 2008	31 Dec 2009	31 Dec 2008
Liabilities
Deposits	238,539	265,464	238,726	265,697
Demand deposits	127,773	139,936	127,960	140,169
Time deposits	106,524	121,282	106,524	121,282
Issued credit securities	4,242	4,246	4,242	4,246

Bank deposits and other liabilities	24,856	10,652	24,856	10,652
On demand	3,336	966	3,336	966
Short-term	20,236	7,840	20,236	7,840
Long-term	1,284	1,846	1,284	1,846

Repurchase agreements	24,502	32,048	24,544	32,042
Collateral sold	6,305	-	6,305	-
Derivative transactions	27,132	86,237	27,132	86,237

Other payable accounts	14,515	37,552	14,130	37,286
Income tax and employee profit sharing payable	1,179	1,009	1,014	879
Sundry creditors and other accounts payable	13,336	36,543	13,116	36,407

Subordinated debentures outstanding	10,221	5,949	10,221	5,948

Deferred credits	731	492	731	492

Total liabilities	346,801	438,394	346,645	438,354

Equity
Paid in capital	32,678	21,466	25,605	15,883
Capital stock	9,434	8,210	5,087	4,272
Additional paid in capital	23,244	13,256	20,518	11,611

Other reserves	14,308	14,799	13,889	12,948
Capital reserves	1,648	1,442	14,313	12,797
Retained earnings	11,582	11,582	-	-
Result from the Mark-to-Market of available-for-sale securities	(76)	(1,388)	(160)	(1,421)
Result from cash flow hedging transactions	(400)	(947)	(400)	(947)
Net income	1,554	4,110	136	2,519
Minority interest	3	5	3	2
Total equity	46,989	36,270	39,497	28,833
Total liabilities and equity	393,790	474,664	386,142	467,187

	GROUP
Figures in MXN millions	31 Dec 2009	31 Dec 2008
Memorandum accounts

Guarantees granted	30	41
Contingent assets and liabilities	126	134
Irrevocable lines of credit granted	15,071	10,827
Goods in trust or mandate	266,641	197,705
Goods in custody or under administration	246,061	160,877
Collateral received by the institution	16,649	6,861
Collateral received and sold or delivered as guarantee	20,130	6,821
Third party investment banking operations, net	57,064	25,694
Suspended interest on impaired loans	250	243
Amounts committed in transactions with Fobaproa	2	154
Amounts contracted in derivative operations	892,568	1,263,141
Integrated loan portfolio	175,055	181,767
Other control accounts	420,386	1,175,027
	2,110,033	3,029,292

	BANK
Figures in MXN millions	31 Dec 2009	31 Dec 2008
Memorandum accounts

Guarantees granted	30	41
Contingent assets and liabilities	126	134
Irrevocable lines of credit granted	15,071	10,827
Goods in trust or mandate	266,641	197,705
Goods in custody or under administration	240,951	156,930
Collateral received by the institution	16,649	6,861
Collateral received and sold or delivered as guarantee	15,203	6,821
Third party investment banking operations, net	57,064	25,694
Suspended interest on impaired loans	250	243
Amounts contracted in derivative operations	892,568	2,038,702
Integrated loan portfolio	175,055	183,806
Other control accounts	376,400	392,521
	2,056,008	3,020,285

Grupo Financiero HSBC, S.A. de C.V.	Consolidated Income Statement

	GROUP		BANK
Figures in MXN millions	31 Dec 2009	31 Dec 2008	31 Dec 2009	31 Dec 2008

Interest income	31,416	37,843	31,248	37,794
Interest expense	(10,196)	(12,654)	(10,026)	(12,669)
Net interest income	21,220	25,189	21,222	25,125

Loan impairment charges	(14,472)	(14,881)	(14,472)	(14,881)
Risk-adjusted net interest income	6,748	10,308	6,750	10,244

Fees and commissions receivable	10,714	12,533	9,765	11,723

Fees payable	(1,009)	(1,169)	(995)	(1,170)

Trading income	2,861	2,559	2,852	2,550

Other operating income	834	821	834	821

Total operating income	20,148	25,052	19,206	24,168

Administrative and personnel expenses	(21,697)	(22,505)	(21,081)	(22,081)

Net operating income	(1,549)	2,547	(1,875)	2,087

Other income	3,311	3,692	3,240	3,493
Other expenses	(1,628)	(2,363)	(1,623)	(2,353)
Net other income	1,683	1,329	1,617	1,140
Net income before taxes	134	3,876	(258)	3,227

Income tax and employee profit sharing tax	(2,230)	(2,728)	(2,035)	(2,598)
Deferred income tax	2,402	1,850	2,397	1,852
Net income before subsidiaries	306	2,998	104	2,481

Undistributed income from subsidiaries	1,248	1,113	33	39
Income from ongoing operations	1,554	4,111	137	2,520

Minority interest	-	(1)	(1)	(1)

Net income	1,554	4,110	136	2,519

Grupo Financiero HSBC, S.A. de C.V.	Consolidated Statement of Changes in Shareholders’ Equity

GROUP

	Capital contributed	Capital reserves	Retained earnings	Result from valuation of available-for-sale securities	Result from cash flow hedging transactions	Net income	Minority interest	Total equity
Figures in MXN million
Balances at 1 January 2009	21,466	1,442	11,582	(2,335)	-	4,110	5	36,270

Movements inherent to the shareholders’ decision
Shares issue	11,212	-	-	-	-	-	-	11,212
Capitalisation of retained earnings	-	206	2,257	-	-	(2,463)	-	-
Cash dividend	-	-	(2,257)	-	-	(1,647)	-	(3,904)
Total	11,212	206	-	-	-	(4,110)	-	7,308

Movements for the recognition of the comprehensive income

Net income	-	-	-	-	-	1,554	-	1,554
Result from valuation of available- for-sale securities	-	-	-	2,083	-	-	-	2,083
Result from cash flow hedging transactions	-	-	-	-	(224)	-	-	(224)
Minority Interest	-	-	-	-	-	-	(2)	(2)
Total	-	-	-	2,083	(224)	1,554	(2)	3,411
Balances at 31 December 2009	32,678	1,648	11,582	(252)	(224)	1,554	3	46,989

BANK

Figures in MXN millions	Capital contributed	Capital reserves	Retained earnings	Result from valuation of available-for-sale securities	Result from cash flow hedging transactions	Net income	Minority interest	Total equity
Balances at 1 January 2009	15,883	12,797	-	(2,368)	-	2,519	2	28,833

Movements inherent to the shareholders’ decision
Constitution of reserves	-	1,516	(1,516)	-	-	-	-	-
Shares issue	9,722	-	-	-	-	-	-	9,722
Transfer of result of prior years	-	-	2,519	-	-	(2,519)	-	-
Cash dividend	-	-	(1,003)	-	-	-	-	(1,003)
Total	9,722	1,516	-	-	-	(2,519)	-	8,719

Movements for the recognition of the comprehensive income
Net income	-	-	-	-	-	136	-	136
Result from valuation of available- for-sale securities	-	-	-	2,208	-	-	-	2,208
Result from cash flow hedging transactions				-	(400)	-	-	(400)
Minority interest	-	-	-	-	-	-	1	1
Total	-	-	-	2,208	(400)	136	1	1,945
Balances at 31 December 2009	25,605	14,313	-	(160)	(400)	136	3	39,497

Grupo Financiero HSBC, S.A. de C.V.	Consolidated Statement of Cash Flows

GROUP

Figures in MXN millions	31 Dec 2009

Net income	1,554
Adjustments for items not involving cash flow:	14,088
Gain or loss on appraisal of activities associated with investment & financing	(2,590)
Allowances for loan losses	14,643
Depreciation and amortisation	1,248
Provisions	1,664
Income Tax and deferred taxes	(172)
Undistributed income from subsidiaries	(1,248)
Other	543

Changes in items related to operating activities:
Investment securities	(24,024)
Repurchase agreements	(1,540)
Derivative (assets)	56,345
Loan portfolio	(3,902)
Foreclosed assets	(86)
Operating assets	40,684
Deposits	(26,926)
Bank deposits and other liabilities	14,204
Creditors repo transactions	(7,546)
Collateral sold or delivered as guarantee	6,305
Derivative (liabilities)	(58,547)
Subordinated debentures outstanding	4,272
Other operating liabilities	(26,989)
Funds provided by operating activities	(27,750)

Investing activities:
Disposal of property, furniture and equipment	13
Acquisition of property, furniture and equipment	(2,152)
Disposal of subsidiaries	619
Cash dividend	474
Intangible assets acquisitions	(274)
Funds used in investing activities	(1,320)

Financing activities:
Shares issue	11,212
Cash dividend	(3,904)
Funds provided by financing activities	7,308
Increase/decrease in cash and equivalents	(6,120)
Exchange rate and inflation adjustments in cash flow	285
Cash and equivalents at beginning of period	74,157
Cash and equivalents at end of period	68,322

BANK

Figures in MXN millions	31 Dec 2009

Net income	136
Adjustments for items not involving cash flow:	14,705
Gain or loss on appraisal of activities associated with investment & financing	(2,590)
Allowances for loan losses	14,643
Depreciation and amortisation	1,237
Provisions	1,265
Income Tax and deferred taxes	(362)
Undistributed income from subsidiaries	(33)
Other	545

Changes in items related to operating activities:
Investment securities	(23,542)
Repurchase agreements	(1,547)
Derivative (assets)	56,345
Loan portfolio	(3,902)
Foreclosed assets	(86)
Operating assets	40,693
Deposits	(26,971)
Bank deposits and other liabilities	14,204
Creditors repo transactions	(7,498)
Collateral sold or delivered as guarantee	6,305
Derivative (liabilities)	(58,547)
Subordinated debentures outstanding	4,273
Other operating liabilities	(26,514)
Funds provided by operating activities	(26,787)

Investing activities:
Disposal of property, furniture and equipment	13
Acquisition of property, furniture and equipment	(2,153)
Disposal of subsidiaries	23
Acquisition of long term investments in equity securities	15
Cash dividend	1
Intangible assets acquisitions	(235)
Funds used in investing activities	(2,336)

Financing activities:
Shares issue	9,722
Cash dividend	(1,003)
Funds used or provided by financing activities	8,719
Increase/decrease in cash and equivalents	(5,563)
Exchange rate and inflation adjustments in cash flow	285
Cash and equivalents at beginning of period	73,600
Cash and equivalents at end of period	68,322

Grupo Financiero HSBC, S.A. de C.V.	Differences between Mexican GAAP and International Financial Reporting Standards (IFRS)

Grupo Financiero HSBC

HSBC Holdings plc, the parent of Grupo Financiero HSBC S.A. de C.V. reports its results under International Financial Reporting Standards (IFRS). Set out below is a reconciliation of the results of Grupo Financiero HSBC S.A. de C.V. from Mexican GAAP to IFRS for the twelve months to 31 December 2009 and an explanation of the key reconciling items.

31 Dec.
Figures in MXN millions	2009

Grupo Financiero HSBC – Net Income Under Mexican GAAP	1,554

Differences arising from:

Valuation of pensions and post retirement healthcare benefits W	317
Acquisition costs relating to long-term investment contracts W	(46)
Deferral of fees received and paid on the origination of loans	66
Recognition and provisioning for loan impairments W	237
Purchase accounting adjustments W	(23)
Recognition of the present value in-force of long-term insurance contracts W	38
Tax criteria	303
Deferred tax on loan sales	1,535
Other W	475
HSBC México net income under IFRS	4,456
US dollar equivalent (millions)	319
Add back tax expense	(650)
HSBC México profit before tax under IFRS	3,806
US dollar equivalent (millions)	272
Exchange rate used for conversion	14.0

W Net of tax at 30 per cent.

Summary of key differences between Grupo Financiero’s results as reported under Mexican GAAP and IFRS

IFRS adjustments are calculated in accordance with HSBC Group accounting policies.

Valuation of pensions and post retirement healthcare benefits
Mexican GAAP

Obligations are recognised in the Income Statement of each year based on actuarial computations of the present value of those obligations using the projected unit credit method and real interest rates.
Unrecognised past service costs are amortised on an estimated service life of the employees.

IFRS

Obligations are recognised in the Income Statement of each year based on actuarial computations of the present value of those obligations using the projected unit credit method.
Actuarial gains and losses are recognised in stockholders equity as they arise.
Unrecognised past service cost are recognised in the Income Statement as they arise.

Acquisition costs of long-term investment contracts
Mexican GAAP

All costs related to the acquisition of long-term investment contracts are expensed as they are incurred.

IFRS

Incremental costs relating to the acquisition of long-term investment contracts are deferred and amortised over the expected life of the contract.

Fees paid and received on origination of loans
Mexican GAAP

All fees received on loan origination are deferred and amortised over the life of the loan using straight line method. This policy was introduced from 1 January 2007, previous to this all fees were recognised up front.

IFRS

Fees and expenses received or paid on origination of a loan that are directly attributable to the origination of that loan are accounted for under the effective interest rate method over the expected life of the loan. This policy has been in effect since 1 January 2005.

Loan impairment charges
Mexican GAAP

Loan impairment charges are calculated following the rules issued by the Mexican Ministry of Finance and the National Banking and Securities Commission. Such rules establish authorised methodologies for determining the amount of provision for each type of loan.

IFRS
Impairment losses on collectively assessed loans are calculated as follows:

•

When appropriate empirical information is available, the Bank utilises roll rate methodology. This methodology employs statistical analysis of historical data and experience of delinquency and default to estimate the amount of loans that will eventually be written off as a result of events occurring before the balance sheet date which the Bank is not able to identify on an individual loan basis, and that can be reliably estimated.

•	In other cases, loans are grouped together according to their credit risk characteristics for the purpose of calculating an estimated collective loss.

Impairment losses on individually assessed loans are calculated by discounting the expected future cash flows of a loan at its original effective interest rate, and comparing the resultant present value with the loan’s current carrying value.

Purchase accounting adjustments

Purchase accounting adjustments arose from the valuation of assets and liabilities on acquiring Grupo Financiero Bital in November 2002 under IFRS. Under Mexican GAAP, a different valuation methodology is applied.

Recognition of present value of in-force long-term life insurance contracts
Mexican GAAP

The present value of future earnings is not recognised. Premiums are accounted for on a received basis and reserves are calculated in accordance with guidance as set out by the Insurance Regulator (Comisión Nacional de Seguros y Fianzas).

IFRS

A value is placed on insurance contracts that are classified as long-term insurance business and are in-force at the balance sheet date. The present value of in-force long-term insurance business is determined by discounting future earnings expected to emerge from business currently in force using appropriate assumptions in assessing factors such as recent experience and general economic conditions.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc
                                             By:
                                                               Name: P A Stafford
                                                                                Title: Assistant Group Secretary
                                                                      Date:  01 March 2010